     As filed with the Securities and Exchange Commission on March 9, 1998
                          Registration No. 333-47089
================================================================================
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                _______________
                              AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                _______________
                      EASTERN ENVIRONMENTAL SERVICES, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                                _______________
              DELAWARE                            59-2840783
       (State of Incorporation)   (I.R.S. Employer Identification Number)

   1000 CRAWFORD PLACE, SUITE 400                  LOUIS D. PAOLINO, JR.
    MT. LAUREL, NEW JERSEY 08054         CHAIRMAN AND CHIEF EXECUTIVE OFFICER
          (609) 235-6009                    1000 CRAWFORD PLACE, SUITE 400
                                             MT. LAUREL, NEW JERSEY 08054
                                                     (609) 235-6009
    (Address, Including Zip Code,         (Name, Address, Including Zip Code
and Telephone Number, Including Area      and Telephone Number, Including Code
of Registrant's Principal Executive       Area Code, of Agent for Service)
Offices)

                            _______________________
                                    COPY TO:
                          H. JOHN MICHEL, JR., ESQUIRE
                           DRINKER BIDDLE & REATH LLP
                              1345 CHESTNUT STREET
                     PHILADELPHIA, PENNSYLVANIA  19107-3496
                                 (215) 988-2700

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]


     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY + +OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES+ +EFFECTIVE. THIS PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR+ +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++



                  SUBJECT TO COMPLETION, DATED MARCH 9, 1998

PROSPECTUS
                                383,998 SHARES

                     EASTERN ENVIRONMENTAL SERVICES, INC.

                                 COMMON STOCK

          This Prospectus relates to 381,998 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Eastern Environmental Services, Inc. (the "Company") currently outstanding (the "Outstanding Shares") and 2,000 shares of Common Stock (the "Warrant Shares") issuable upon exercise of a common stock purchase warrant of the Company (the "Warrant") (the Outstanding Shares and the Warrant Shares are collectively referred to herein as the "Shares"). The Shares are being offered for sale pursuant to this Prospectus (the "Offering"), from time to time, by or for the account of the stockholders named herein (the "Registered Stockholders"). See "Registered Stockholders." The Company will not receive any of the proceeds of the Offering.

          The Warrant and all of the 381,998 Outstanding Shares were issued by the Company in connection with acquisitions of solid waste and other businesses since September 1997, and all of the 383,998 Shares are included in this Prospectus pursuant to the exercise of registration rights granted the holders thereof in connection with such acquisitions.

          The Registered Stockholders, either directly, through agents designated or to be designated from time to time by them, or through underwriters or dealers, may sell the Shares from time to time on terms to be determined by the Registered Stockholders at the time of sale. The Registered Stockholders may also seek, to the extent permitted by applicable laws, to sell the Shares in transactions under Rule 144 of the Securities Act of 1933, as amended (the "Securities Act").

          All expenses of the Offering, other than commissions or discounts of broker-dealers, will be borne by the Company. It is estimated that such expenses to be borne by the Company will approximate $46,240.

          The Registered Stockholders and any broker-dealers, agents, underwriters or dealers that participate with the Registered Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

          The Common Stock is currently traded on the Nasdaq National Market under the symbol "EESI." The closing sale price of the Common Stock on the Nasdaq National Market on March 6, 1998 was $25 1/8 per share.

                           -------------------------

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON
    PAGE 4 OF THIS PROSPECTUS FOR INFORMATION THAT SHOULD BE CONSIDERED BY
                            PROSPECTIVE PURCHASERS.

                           -------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                           -------------------------

               The date of this Prospectus is March ___, 1998

                             AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, like the Company, that file electronically with the Commission. The Company's Common Stock is quoted on the Nasdaq National Market, and reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006-1500.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and exhibits thereto. Statements contained in this Prospectus or in any document incorporated by reference in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance where such contract or document has been filed as an exhibit to the Registration Statement, or other document incorporated by reference, reference is made to the copy of such contract or other document, each such statement being qualified in all respects by such reference.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been previously filed by the Company with the Commission and are hereby incorporated by reference in this Prospectus as of their respective dates:

               (i) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (as amended on Form 10-K/A filed October 28, 1997), excluding the financial statements and notes thereto, selected consolidated financial data, and the information contained under Management's Discussion and Analysis of Financial Condition and Results of Operations which have been superseded by the financial statements and notes thereto and the information contained under Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Company's Form 8-K dated February 27, 1998.

               (ii) The Company's quarterly Report on Form 10-Q for the quarters ended September 30, 1997 (filed November 13, 1997) and December 31, 1997 (filed February 17, 1998); (the financial statements and notes thereto contained in the Reports on Form 10-Q for the quarter ended September 30, 1997 are deemed to be outdated as they are not on a basis consistent with the consolidated financial statements and notes thereto included in the Company's Form 8-K filed February 27, 1998 as they do not reflect:
                          (a) pooling of interests accounting for an acquisition
                              that occurred subsequent to September 30, 1997;
                              and
                          (b) earnings per share information calculated in
                              accordance with the recently issued pronouncement FASB 128, Earnings Per Share
                                        ------------------

               (iii) the following current reports of the Company:

                     (1) five separate reports on Form 8-K/A filed on July 10, 1997, for the purpose of: (i) amending the Company's Form 8-K/A dated July 2, 1996, (ii) amending the Company's Form 8-K dated September 27, 1996, (iii) amending the Company's Form 8-K dated December 10, 1996, (iv) amending the Company's Form 8-K dated January 31, 1997, and (v) amending the Company's Form 8-K dated March 31, 1997; (2) Form 8-K dated May 12, 1997 (as amended on Forms 8-K/A filed on July 11, 1997 and as amended on Form 8-K/A filed on July 25,
                     1997); (3) Form 8-K dated August 15, 1997 (as amended on Form 8-K/A filed on October 10, 1997); (4) Form 8-K dated August 20, 1997 (as amended on Form 8-K/A filed on November 3, 1997); (5) Form 8-K dated October 17, 1997; (6) Form 8-K dated October 27, 1997; (7) Form 8-K dated December 1, 1997 (as amended on Form 8-K/A dated February 17, 1998) (8) Form 8-K dated December 1, 1997 (as amended on Form 8-K/A dated February 13, 1998); (9) Form 8-K dated February 12, 1998; and (10) Form 8-K dated February 27, 1998; and

               (iv) the description of the Common Stock contained in the Registration Statement on Form 8-A (File No. 0-16102), including all amendments and reports filed for the purpose of updating such description prior to the termination of the Offering.

     Additionally, all documents and reports filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents or reports. Any statement or information contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement or information so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents that have been incorporated by reference in this Prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates. Requests for such copies should be directed to: Investor Relations, Eastern Environmental Services, Inc., 1000 Crawford Place, Suite 400, Mt. Laurel, New Jersey 08054, (609) 235-6009.

                                 RISK FACTORS

     An investment in the shares of Common Stock being offered by this Prospectus involves a high degree of risk. In addition, this Prospectus and the Company's reports under the Exchange Act incorporated herein by reference (the "Incorporated Documents") contain forward-looking statements that involve risks and uncertainties. Discussions containing such forward-looking statements may be found under "Risk Factors," as well as in this Prospectus and the Incorporated Documents generally. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following Risk Factors and elsewhere in this Prospectus and the Incorporated Documents. Accordingly, prospective investors should consider carefully the following Risk Factors, in addition to the other information concerning the Company and its business contained in this Prospectus and in the Incorporated Documents, before purchasing the shares of Common Stock offered hereby.

HISTORY OF LOSSES; WORKING CAPITAL DEFICITS; CONTINUING CHARGES

     For the years ended June 30, 1997 and 1995, the Company reported net income of $2.5 million (including $4.2 million of merger costs and related tax provisions incurred as a result of acquisitions) and $1.3 million, respectively. Although the Company reported net income during such fiscal years, the Company has reported net losses in prior years, including a net loss to common stockholders of approximately $3.5 million (including $2.8 million in unusual items principally related to the Company's June 1996 change of control) during the fiscal year ended June 30, 1996. Additionally, the Company had working capital deficits of $2.0 million and $1.8 million at June 30, 1997 and 1996, respectively. In connection with the financing of its acquisitions and business growth, the Company has incurred, and anticipates that it will continue to incur, significant debt and interest charges under its revolving credit facility. In addition, the Company will continue to recognize a significant amount of goodwill amortization charges in connection with its acquisitions of collection and transportation businesses and transfer stations that are accounted for under the "purchase" method of accounting. Such goodwill is amortized over a period of 40 years depending on the business acquired, resulting in an annual non-cash charge to earnings during that period. As the Company continues to pursue its acquisition program, its financial position and results of operations may fluctuate significantly from period to period.

LIMITED OPERATING HISTORY IN REGARD TO SIGNIFICANT ASSETS

     The Company's acquisition of solid waste collection, transportation and disposal businesses during fiscal 1997 contributed approximately $73 million or 76% of the Company's revenues for the fiscal year ended June 30, 1997 and approximately $136 million or 82% of the Company's assets at June 30, 1997. Because of the Company's relatively limited operating history with respect to these recently acquired businesses, no assurances can be given that the Company will be able to replicate or improve upon their historical financial performance.

ABILITY TO MANAGE GROWTH

     The Company's strategy of growing primarily through acquisitions has placed, and is expected to continue to place, significant burdens on the Company's management and on its operational and other resources. The Company will need to attract, train, motivate, retain and supervise its senior managers, technical professionals and other employees. Any failure to expand its management information system capabilities, to implement and improve its operational and financial systems and controls or, to recruit appropriate additional personnel in an efficient manner and at a pace consistent with the Company's business growth, could have a material adverse effect on the Company's business and results of operations.

DEPENDENCE ON ACQUISITIONS FOR GROWTH

     The rate of future growth and profitability of the Company is largely dependent on its ability to identify and acquire additional solid waste collection, transportation, and disposal businesses. This strategy involves risks inherent in assessing the values, strengths, weaknesses, risks and profitability of acquisition candidates, including adverse short-term effects on the Company's reported operating results, diversion of management's attention, dependence on retaining, hiring and training key personnel, and risks associated with unanticipated problems or latent liabilities. There can be no assurance that acquisition opportunities will be available, that the Company will have access to the capital required to finance potential acquisitions, that the Company will continue to acquire businesses, or that any business acquired by the Company will be integrated successfully into the Company's operations or prove profitable.

AVAILABILITY OF ACQUISITION TARGETS

     Increased competition for acquisition candidates may result in fewer acquisition opportunities being made available to the Company as well as less advantageous acquisition terms which may increase acquisition costs to levels that are beyond the Company's financial capability or that may have an adverse effect on the Company's business and results of operations. Accordingly, no assurance can be given as to the number or timing of the Company's acquisitions or as to the availability of financing necessary to complete an acquisition.
The Company also believes that a significant factor in its ability to consummate acquisitions following the Offering will be the attractiveness of the Common Stock as an investment to potential acquisition candidates. Such attractiveness may, in large part, be dependent upon the market price and capital appreciation prospects of the Common Stock compared to the equity securities of the Company's competitors. Many of the Company's competitors for acquisitions are larger, more established companies with significantly greater capital resources than the Company and whose equity securities may be more attractive than the Common Stock. To the extent the Common Stock is less attractive to acquisition candidates, the Company's acquisition program may be adversely affected.

ABILITY TO INTEGRATE ACQUIRED BUSINESSES AND ACHIEVE OPERATING EFFICIENCIES

     The Company is in the process of combining the businesses and assets that it has recently acquired into an integrated operating structure. This process may require, among other things, changes in the operating methods and strategies of these separate businesses. The future growth and profitability of the Company will be substantially dependent upon its ability to operate recently acquired companies as well as additional businesses that may be acquired in the future, and integrate them in the Company's operations. The Company's strategy is to achieve economies of scale and operating efficiencies through increases in its size resulting from acquisitions. There can be no assurance that the Company's efforts to integrate acquired operations will be effective or that expected efficiencies and economies of scale will be realized. The failure to achieve any of these results could have a material adverse effect on the Company's business and results of operations.

POTENTIAL LIABILITIES ASSOCIATED WITH ACQUISITIONS

     The businesses acquired by the Company may have liabilities that the Company does not discover or may be unable to discover during its pre-acquisition investigations, including liabilities arising from environmental contamination or non-compliance by prior owners with environmental laws or regulatory requirements, and for which the Company, as a successor owner or operator, may be responsible. Certain environmental liabilities, even if not expressly assumed by the Company, may nonetheless be imposed on the Company under certain legal theories of successor liability, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. The businesses acquired by the Company handled and stored petroleum, motor oil, and other hazardous substances at their facilities. In the past, there may have been releases of these hazardous substances into the soil or groundwater. The Company may be required under federal, state, or local law to investigate and remediate this contamination, if any. Any indemnities or warranties, due to their limited scope, amount, duration, the financial limitations of the indemnitor or warrantor, or other reasons, may not fully cover such liabilities.

NEED FOR ADDITIONAL CAPITAL; POTENTIAL DILUTION

     The Company's acquisition program required a steady increase in capital, which is expected to continue in the future as the Company pursues its strategy. The Company has used with respect to completed acquisitions and intends to use with respect to future acquisitions a combination of Common Stock, cash and the assumption of debt as consideration. In the event the Company issues Common Stock to make future acquisitions, the Company's stockholders may experience dilution in the net tangible book value per share of Common Stock and a regular infusion of additional Common stock into the capital markets. To the extent the Company is unable to use Common Stock to make future acquisitions, its ability to grow may be adversely affected. The Company's capital requirements also include working capital needs to maintain daily operations and significant capital expenditures for cell construction and expansion of its landfills, closure and post-closure care costs associated with its landfills, equipment purchases, and debt repayment obligations and/or financial assurance obligations. To the extent that generated cash is not sufficient to meet the Company's capital needs, the Company will be required to raise additional funds through bank borrowings (such as its existing credit facility) and significant additional equity and/or debt financings. No assurance can be given that additional funding will be available on terms favorable to the Company.

DEPENDENCE ON KEY PERSONNEL

     In June 1996, the Company appointed a new Board of Directors and hired a new management team. The Company's operations are substantially dependent upon the services of its executive officers, particularly Louis D. Paolino, Jr., the Chairman of the Board, Chief Executive Officer and President of the Company. The loss of the services of Mr. Paolino or one or more of the other executive officers of the Company could have a material adverse effect on the Company's business and results of operations. The Company does not maintain key-man life insurance policies on its executive officers.

DEPENDENCE ON THIRD PARTY LANDFILLS

     A substantial portion of the solid waste collected by the Company is delivered to third party landfills under informal arrangements or without long-term contracts. If these third parties increase their disposal fees and the Company is unable to pass along the increase to its customers, or if these third parties discontinue their arrangements with the Company and the Company is unable to locate alternative disposal sites, the Company's business and results of operations would be materially adversely affected.

EXTENSIVE PERMITTING AND LICENSING REQUIREMENTS

     The Company is required to obtain and maintain in effect various federal, state and local permits and licenses in connection with its solid waste collection and transportation operations. The Company is also required to obtain and maintain in effect various facility permits and other governmental approvals, including those related to zoning, environmental and land use, in order to develop and operate a landfill, a transfer station or a waste hauling operation, and is required to obtain additional permits and approvals to expand its existing landfill operations. These permits and approvals are difficult, time consuming, and costly to obtain, may be subject to community opposition, opposition by various local elected officials or citizens, regulatory delays and other uncertainties, and may be dependent upon the Company's facilities being included in state or local solid waste management plans and the Company's entering into satisfactory host agreements with local communities. In addition, operating permits may be subject to modification, renewal or revocation by the issuing agencies after issuance, which may increase the Company's obligations and reopen opportunities for opposition relating to the permits. Moreover, from time to time, regulatory agencies may impose moratoria on, or otherwise delay, the review or granting of these permits or approvals or such agencies may modify the procedures or increase the stringency of the standards applicable to the review or granting of such permits or approvals.

     There can be no assurance that the Company will be successful in obtaining and maintaining in effect the permits and approvals required for the successful operation and growth of its business, including permits and approvals required for the development of additional disposal capacity needed to replace existing capacity that becomes exhausted. The failure of the Company to obtain or maintain in effect a permit or approval significant to its business would have a material adverse effect on the Company's business and results of operations.

POTENTIAL PENNSYLVANIA LANDFILL RESTRICTIONS

     One of the Company's Pennsylvania landfill operations, acquired by the Company in December 1996, has been in existence since 1972. From 1972 to 1988, the 110 acre area of the landfill which received waste or was authorized by state permits to receive waste had either received all necessary local zoning approvals or was not required by local ordinance to receive a zoning permit or other approval to operate. In 1988, the Company received a state expansion permit for a 32 acre lined expansion area increasing the size of the permitted disposal area to 142 acres as well as a conditional use zoning approval from the local township. However, in 1990, the township adopted a new zoning ordinance which limited the height of municipal waste landfills to 35 feet above the original land contour. The landfill, as permitted in 1988 and as currently designed and permitted, exceeds the height limit in certain areas. The Company has maintained that the current permitted area is an existing nonconforming use and is not subject to the 35 foot height limitation imposed by the 1990 ordinance. If the township seeks to impose this limitation, and is successful, the existing permitted capacity of the landfill would be materially reduced.

KENTUCKY LANDFILL OBLIGATIONS

     The Company ceased operations at its Kentucky landfill on June 30, 1995 because the existing permitted disposal area did not meet current state law design requirements. From June 30, 1995 to June 30, 1996, the Company operated a transfer station at the landfill site and disposed of waste at an alternate location. The Company simultaneously pursued a final state permit for an expansion area designed to meet the new state standards. The suspension of landfill operations and the diversion of waste to an alternate location had an adverse effect on the Company's operating results and the Company discontinued its transfer station operation on July 1, 1996. On July 1, 1997, the Company recommenced operation of its transfer station to fulfill the obligations of the disposal franchise until the Company's expansion area is completed. The Company received a final permit to construct its expansion area on October 14, 1996 (reissued February 26, 1997). The final permit issued for the Kentucky landfill expansion area incorporated the requirements contained in an October 8, 1996 Agreed Order which settled an administrative appeal filed by the Somerset Pulaski County Concerned Citizens Group. Prior to actual construction of the expansion area, the Company is required to complete an additional hydrogeologic investigation to confirm the adequacy of the groundwater monitoring program approved in the final permit. Any negative results of this investigation could have a material adverse effect on the permitted disposal capacity at the Kentucky landfill expansion area and cause a delay in reopening the landfill.

     The final permit issued for the Kentucky landfill expansion area also requires closure of the original disposal area, which ceased operations on June 30, 1995, by August 15, 1997. The Company has commenced closure of the area. The Company has received a notice of violation and an $80,000 fine for not completing closure by the required date. The violation could result in the assessment of penalties and/or a forfeiture of the existing $1.3 million payment bond posted by the Company to assure a proper closure of this area.

GOVERNMENT REGULATION

     The Company is subject to extensive and evolving federal, state and local environmental laws and regulations that have become increasingly stringent in recent years as a result of greater public interest in protecting the environment. These laws and regulations affect the Company's business in many ways and will continue to impose substantial costs on the Company.

     The design, operation and closure of landfills is extensively regulated. These regulations include, among others, the regulations establishing minimum federal requirements adopted by the United States Environmental Protection Agency (the "EPA") in October 1991 under Subtitle D (the "Subtitle D Regulations") of the Resource Conservation and Recovery Act of 1976 ("RCRA"). The Subtitle D Regulations, which generally became effective in October 1993, include location restrictions, facility design standards, operating criteria, closure and post-closure requirements, financial assurance requirements, groundwater monitoring requirements, groundwater remediation standards, and corrective action requirements. In addition, the Subtitle D Regulations require that new landfill units meet more stringent liner design criteria (typically, composite soil and synthetic liners or two or more synthetic liners) designed to keep leachate out of groundwater and have extensive collection systems to collect leachate for treatment prior to disposal. Groundwater monitoring wells must also be installed at virtually all landfills to monitor groundwater quality and, indirectly, the effectiveness of the leachate collection system operation. The Subtitle D Regulations also require, where threshold test levels are present, that methane gas generated at landfills be controlled in a manner that protects human health and the environment. Each state is required to revise its landfill regulations to meet these requirements or such requirements will be automatically imposed upon it by the EPA. Each state is also required to adopt and implement a permit program or other appropriate system to ensure that landfills within the state comply with Subtitle D Regulation criteria. Most states have adopted extensive landfill regulations that have been updated or replaced with new regulations consistent with, or more stringent than, the Subtitle D Regulations. Failure to comply with these regulations could require the Company to undertake investigatory or remedial activities, to curtail or modify operations, or to close a landfill temporarily or permanently. Future changes in federal or state regulations may require the Company to modify, supplement or replace equipment or facilities at costs that may be substantial. The failure of regulatory agencies to enforce these regulations vigorously or consistently may give an advantage to competitors of the Company whose facilities do not comply with the Subtitle D Regulations or its state counterparts. The Company's ultimate financial obligations related to any failure to comply with these regulations could have a material adverse effect on the Company's business and results of operations.

     The Company is also regulated under the Federal Water Pollution Control Act of 1972 (the "Clean Water Act") and the Clean Air Act, as amended in 1990 (the "Clean Air Act"). The Clean Water Act regulates the discharge of pollutants from a variety of sources, including landfills, into streams or other surface waters. If runoff or collected leachate from the Company's landfills or transfer stations is discharged into surface waters, the Clean Water Act would require the Company to apply for and obtain a discharge permit, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in such discharge. Also, virtually all landfills are required to comply with federal storm water regulations issued in November 1990, which are designed to prevent contaminated landfill storm water runoff from flowing into surface waters. The Clean Air Act, including the 1990 amendments, provides for federal, state and local regulation of emissions of air pollutants into the atmosphere, including emissions resulting from landfill operations. The EPA recently promulgated new standards regulating air emissions of certain regulated pollutants from municipal solid waste landfills. These standards, combined with the new permitting programs established under the 1990 Clean Air Act amendments, will probably subject many of the Company's landfills to new permitting requirements and may require the installation of gas recovery systems. The EPA has recently promulgated new standards regulating air emissions of certain regulated pollutants (methane and non-methane organic compounds) from municipal solid waste landfills. Landfills located in areas with air pollution problems may be subject to even more extensive air pollution controls and emissions limitations. The EPA and the states in which the Company has operated also have adopted regulations under Title V of the Clean Air Act requiring permits for certain disposal facilities. The Company's continued compliance with these existing and future regulations may impose a significant expense upon the Company which could have a material adverse effect on the Company's business and results of operations.

     The Occupational Safety and Health Act of 1970, as amended ("OSHA"), authorizes the Occupational Safety and Health Administration to promulgate occupational safety and health standards. Various of those promulgated standards, including standards for notices of hazards, safety in excavation and the handling of asbestos, may apply to certain of the Company's operations.
OSHA regulations set forth requirements for the training of employees handling, or who may be exposed in the work place to, concentrations of asbestos-containing materials that exceed specified action levels. The OSHA regulations also set standards for employee protection, including medical surveillance, the use of respirators, protective clothing and decontamination units, during asbestos demolition, removal, or encapsulation as well as its storage, transportation, and disposal. In addition, OSHA specifies a maximum permissible exposure level for airborne asbestos in the workplace. The Company has no direct involvement in asbestos removal or abatement projects. However, asbestos-containing waste materials are accepted at certain of the Company's landfills that are authorized to accept such materials, and some of the Company's collection businesses receive asbestos-containing waste materials which have already been packaged and labeled. These packages are loaded onto the Company's vehicles by employees of the asbestos abatement contractors for transportation to and disposal at the Company's authorized landfills. Accordingly, OSHA regulations designed to minimize employees' exposure to airborne asbestos fibers and provide employees with proper training and protection generally apply to the Company's operations in the transportation, handling and disposal of asbestos waste.

     In addition, most states and municipalities in which the Company operates or may operate have adopted laws or requirements which limit or ban certain categories of waste or mandate the disposal or recycling of local refuse. These recycling laws and requirements have the effect of reducing landfill disposal tonnage. Additionally, certain permits and approvals, as well as state and local regulations, may seek to limit a landfill to accepting waste that originates from specified geographic areas or seek to restrict the importation of out-of-state waste. Generally, such legislative or regulatory restrictions have not withstood judicial challenges. However, from time to time, federal legislation is proposed which would allow individual states to prohibit the disposal of out-of-state waste or to limit the amount that could be imported for disposal. This legislation would also authorize in certain instances local governmental units to mandate the flow of waste to certain designated facilities or impose other flow control restrictions. Although no such federal legislation has been enacted to date, if such federal legislation should be enacted in the future, states in which the Company operates landfills could act to limit or prohibit the importation of out-of-state waste or require the Company's collection operations to utilize certain designated sites. Such federal or state actions could have an adverse effect on the Company's landfills that receive a significant portion of waste originating from other states and on the Company's collection operations. Further, restrictions on out-of-state waste could result in higher disposal costs for the Company's collection operations. If the Company were unable to pass such higher costs through to its customers, the Company's business and results of operations could be adversely affected.

     Each state in which the Company currently operates, or may operate in the future, also has laws and regulations governing the generation, storage, treatment, handling, transportation and disposal of solid waste, water and air pollution and, in most cases, the siting, design, operation, maintenance, closure and post-closure maintenance of landfills and other solid waste management facilities. Many states also have programs that require investigation and clean-up of sites containing hazardous materials in a manner comparable to or more stringent than CERCLA. These statutes impose requirements for investigation and clean-up of contaminated sites and liability for costs and damages associated with such sites. Some of the state laws provide for the imposition of liens on property owned by responsible parties. Many municipalities also have ordinances, local laws and regulations affecting the Company's operations. These include zoning and health measures that limit solid waste management activities to specified sites or activities.

REGULATION BY NEW YORK CITY TRADE WASTE COMMISSION

     In 1996, the New York City Council enacted Local Law 42 ("Local Law 42") in order to control the corrupting influence of organized crime on the waste hauling industry. Local Law 42 created the Trade Waste Commission (the "TWC") and established rules for licensing and regulating the operations of the commercial and industrial waste industry in New York City. The law prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the TWC and requires TWC approval of all acquisitions or other business combinations proposed by all licensees. Each acquisition, sale or merger transaction generally must be submitted for review by the TWC 30 days before the transaction takes effect, although the amount of time required for review depends on the complexity of the transaction and the need to investigate the background of the principals involved. In September 1997, one of the Company's subsidiaries received a license from the TWC which enables it to conduct New York City collections operations. The license, like all TWC licenses, has a term of two years. The TWC also sets maximum rates for the industry and establishes operational requirements. The Company's New York City collection operations are subject to Local Law 42, which could preclude or materially impact the Company's operations in this region, the time and cost of completing future acquisitions in this region, and the rates which may be charged for collection services.

PUBLIC UTILITY REGULATION

     The rates that the Company may charge at its West Virginia landfill for the disposal of municipal solid waste are regulated by the West Virginia Public Service Commission. Rate regulation in West Virginia and the adoption of rate regulation in other states in which the Company owns landfills could have an adverse effect on the Company's business and results of operations.

POSSIBLE LEGAL ACTION

     Companies in the solid waste management business, including the Company, are frequently subject in the normal course of business to judicial and administrative proceedings involving federal, state or local agencies or citizen groups. These governmental agencies may seek to impose fines or penalties on the Company, to revoke or deny renewal of the Company's operating permits or licenses for violations or alleged violations of environmental laws or regulations, or require that the Company make expenditures to remediate potential environmental problems relating to waste disposed of or stored by the Company or its predecessors, or resulting from its or its predecessors' transportation and collection operations. Any adverse outcome in these proceedings could have an adverse effect on the Company's business and results of operations and may subject the Company to adverse publicity. The Company may also be subject to actions brought by local governments, individuals or community groups in connection with the permitting or licensing of its operations, any alleged violation of such permits or licenses, or other matters.

POTENTIAL ENVIRONMENTAL LIABILITY

     GENERAL. The Company is subject to liability for any environmental damage that its solid waste facilities may cause to neighboring landowners, particularly as a result of the contamination of drinking water sources or soil, including damage resulting from the conditions existing prior to the acquisition of such facilities by the Company. The Company also may be subject to liability from any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal was arranged by the Company or its predecessors. Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company's business and results of operations.

     CERCLA imposes strict, joint, and several liability on the present owners and operators of facilities from which a release of hazardous substances into the environment has occurred, as well as any party that owned or operated the facility at the time of disposal of the hazardous substances regardless of when the hazardous substance was first detected. Similar liability is imposed upon the generators of waste that contains hazardous substances and hazardous substance transporters that select the treatment, storage, or disposal site. All such persons, who are referred to as potentially responsible parties ("PRPs"), generally are jointly and severally liable for the expense of investigation, clean-up and natural resource damages relating to environmental contamination, regardless of whether they exercised due care or complied with all relevant laws and regulations. These costs can be substantial. Liability can be based upon the existence of even very small amounts of the more than 700 "hazardous substances" listed by the EPA and is not limited to the disposal of "hazardous wastes," as statutorily defined. It is likely that hazardous substances have in the past come to be located in landfills which the Company has been associated as an owner or operator or as a result of its solid waste collection operations. Moreover, the Company's solid waste collection operations may have transported hazardous substances in the past and may do so on occasion in the future.

     The National Emission Standards for Hazardous Air Pollutants ("NESHAPs") regulate the collection, packaging, transportation and disposal of asbestos-containing material. NESHAPs regulate visible emissions of asbestos fibers to outside air and require emissions controls and appropriate work practices. Asbestos is listed as a hazardous substance under CERCLA. A few states have classified asbestos as hazardous waste and require appropriate handling and disposal practices. The Company transports and disposes of asbestos-containing materials. There can be no assurance that the Company will not face claims resulting from environmental liabilities relating to these and other materials in its solid waste management operations.

     PENNSYLVANIA LANDFILL. Prior to 1990, one of the Company's Pennsylvania landfills disposed of municipal solid waste in an unlined disposal area. This unlined area was operated by the former owner and has caused localized groundwater contamination. As a condition to a recent permit modification, the Company has agreed to remove all waste from unlined areas to remove the source of contamination and relocate the waste to a Subtitle D approved disposal area at the landfill. For the period of trash relocation, the Company will operate a groundwater removal and treatment system which has received a permit for the associated surface water discharge. Relocation of trash began in April 1997, is coordinated with new pad construction, and is scheduled to be completed in fiscal year 2008. At June 30, 1997, the Company had accrued approximately $4.0 million for such relocation and removal costs. An additional condition of the permit modification requires groundwater monitoring of five private water supply wells off-site. Low levels of volatile organic compounds have been detected in two of these private water supply wells. The Company has not established a specific financial reserve for potential costs relating to this remediation or any additional potential liabilities associated with this contamination. The Company currently believes that ultimate resolution of these matters should not have a material adverse effect on the Company's business or results of operations. However, there can be no assurance that the Company's ultimate financial obligations related to these matters will not have a material adverse effect on the Company's business and results of operations.

     KENTUCKY LANDFILL. On December 30, 1994, the Company received a notice of intent to sue from a neighbor of the Kentucky landfill for an alleged unauthorized discharge of hazardous substances resulting in damage to the neighboring property. No lawsuit has been initiated. The Company believes any lawsuit by this neighboring landowner would lack merit and it would vigorously defend such a lawsuit. The Company currently believes that ultimate resolution of these matters should not have a material adverse effect on the Company's business or results of operations. However, there can be no assurance that the Company's ultimate financial obligations related to these matters will not have a material adverse effect on the Company's business and results of operations.

     SUPERFUND LIABILITY. One of the Company's solid waste collection subsidiaries is a party to a Superfund litigation, which has been settled by substantially all of the defendants. The Company is being defended in this action by one of its insurance carriers, which did not accept a $13,000 settlement offer. Because the settlement offer was not accepted, the Company could be subject to claims for any deficiency between the amount contributed by all settling parties and the actual costs of remediating the site. While the Company has no reason to believe that any such claims will be asserted and has no meaningful basis to estimate the amount of such claims, no assurances can be given that they would not be brought or that the amount claimed would not be substantial. Were any such claim to be asserted, the Company would expect to vigorously assert all available defenses and believes that its liability, if any, would be either covered by insurance or, under applicable law, the responsibility of the carrier because of its failure to accept settlement. However, no assurances can be given that insurance proceeds would cover the entire amount of the claim or that the Company would prevail in any action against the carrier. Accordingly, there can be no assurance that the Company's ultimate financial obligations related to this matter will not have a material adverse effect on the Company's business and results of operations.

POTENTIAL INADEQUACY OF ACCRUALS FOR CLOSURE AND POST-CLOSURE COSTS

     The Company has material financial obligations relating to closure and post-closure costs of the landfills it operates. While the precise amounts of these future obligations cannot be determined, at December 31, 1997, the Company estimated the total costs to be approximately $19.3 million for final closure of its landfills, of which $4.1 million had been accrued as of December 31, 1997. The Company makes an accrual for these costs based on consumed airspace in relation to the management's estimate of total available airspace of the landfills. Post-closure monitoring costs pursuant to applicable regulations (generally for a term of 30 to 40 years after final closure) are estimated at $11.1 million. At December 31, 1997, the Company had accrued $3.5 million for such projected post-closure costs. The Company will provide additional accruals based on engineering estimates of consumption of permitted landfill airspace over the useful lives of its landfills. There can be no assurance that the Company's ultimate financial obligations for actual closing or post-closing costs will not exceed the amount then accrued and reserved or amounts otherwise receivable pursuant to insurance policies or trust funds. Such a circumstance could have a material adverse effect on the Company's business and results of operations.

ABILITY TO MEET BONDING REQUIREMENTS

     The Company is required to post a form of financial assurance at its landfills to ensure proper closure and post-closure monitoring and maintenance. Additionally, some of the Company's collection and transportation contracts require performance and payment bonds to guarantee project completion and certain states may require collateral bonds to secure compliance with hazardous waste transportation requirements. The Company's ability to meet these bonding requirements is contingent upon the Company's performance record and creditworthiness. Any inability by the Company to maintain bonding capacity or a sizable increase in payment could have a material adverse impact on the Company's business and results of operations.

LIMITS ON INSURANCE COVERAGE

     The Company carries insurance covering its assets and operations, including pollution liability coverage. Specifically, each of the Company's landfills has pollution liability coverage of $5.0 million per occurrence or $5.0 million in the aggregate subject to a $500,000 deductible per occurrence. Nevertheless, there can be no assurance that the Company's insurance will provide sufficient coverage in the event an environmental claim is made against the Company or that the Company will be able to maintain in place such insurance at reasonable costs. An uninsured or underinsured claim against the Company of sufficient magnitude could have a material adverse effect on the Company's business and results of operations. The Company also is subject to the risk of claims by employees and others made after the expiration of the policy coverage period, including asbestos-related illnesses (such as asbestosis, lung cancer, mesothelioma and other cancers), which may not become apparent until many years after exposure. From May 15, 1985 through April 28, 1988, the Company carried claims-made general liability coverage. Any claims presented on the basis of exposure during that period may not be covered by insurance and any liability resulting therefrom could, consequently, have an adverse effect on the Company's business and results of operations.

WASTE REDUCTION PROGRAMS

     Alternatives to landfill disposal, such as recycling, incineration and composting, are increasingly being used. There also has been an increasing trend at the state and local levels to mandate recycling and waste reduction at the source and to prohibit the disposal of certain types of wastes at landfills. Many states (including states in which the Company operates) have enacted laws that require counties to adopt comprehensive plans to reduce the volume of solid waste deposited in landfills through waste planning, composting, recycling or other programs. Some states (including most states in which the Company operates) have adopted legislation that prohibits the disposal of yard waste, tires, and other items in landfills. These developments could result in a reduction in the volume of waste destined for landfills in certain areas, which may affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services. Such effects could have a material adverse effect on the Company's business and results of operations.

COMPETITION

     The solid waste management industry is highly competitive and the Company believes that industry consolidation will increase competitive pressures. The Company competes with several large national waste management companies, including Waste Management, Inc. (formerly WMX Technologies, Inc.), Browning Ferris Industries, Inc., U.S.A. Waste Services, Inc. and Allied Waste Industries, Inc. A number of these competitors have significantly greater financial, technical, marketing and other resources than the Company. The Company also competes with numerous well-established smaller, local or regional firms, some of which have accumulated substantial goodwill. In addition, municipalities that operate their own waste collection and disposal facilities often enjoy the benefits of tax-exempt financing and may control the disposal of waste collected within their jurisdictions. Increased competition from these companies or municipalities could have a material adverse effect on the Company's business and results of operations.

     The Company provides residential collection services under municipal contracts with terms ranging from one to five years. As is customary in the waste management industry, such contracts come up for competitive bidding periodically and there is no assurance that the Company will be the successful bidder or will be able to retain such contracts. If the Company is unable to replace any contract lost through the competitive bidding process with a comparable contract within a reasonable time period or to use any surplus equipment in other service areas, the Company's business and results of operations could be adversely affected.

SEASONALITY; ECONOMIC CONDITIONS

     The Company's revenues tend to be somewhat lower in the winter months.
This is primarily attributable to the fact that (i) the volume of waste relating to construction and demolition activities tends to increase in the spring and summer months and (ii) the volume of industrial and residential waste in the regions in which the Company operates tends to decrease during the winter months. In addition, particularly harsh weather conditions may affect the Company's operations by interfering with collection, transportation and disposal operations, delaying the development of landfill capacity, and/or reducing the volume of waste generated by the Company's customers, which could have a material adverse effect on the Company's business and results of operations.

     The Company's business is affected by general economic conditions, both nationally and in the geographic regions in which the Company's operations are currently located. There can be no assurance that a national or local economic downturn will not result in a reduction in the volume of waste being collected, transported and disposed of by the Company and/or the prices that the Company can charge for its services.

ANTI-TAKEOVER PROVISIONS; CHANGE IN CONTROL PROVISIONS


     The Board of Directors and the stockholders of the Company have approved a charter amendment to provide for an undesignated class of preferred stock. No shares of preferred stock are outstanding as of the date of this Prospectus. It is not possible to state the precise effect of preferred stock upon the rights of the holders of the Company's Common Stock until the Board of Directors determines the respective preferences, limitations and relative rights of the holders of one or more series or classes of the preferred stock. However, such effect might include: (i) reduction of the amount otherwise available for payment of dividends on Common Stock, to the extent dividends are payable on any issued shares of preferred stock, and restrictions on dividends on Common Stock if dividends on the preferred stock are in arrears; (ii) dilution of the voting power of the Common Stock to the extent that the preferred stock has voting rights; and (iii) the holders of Common Stock not being entitled to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted to the preferred stock.

     The preferred stock may be viewed as having the effect of discouraging an unsolicited attempt by another person or entity to acquire control of the Company and may therefore have an anti-takeover effect. Issuances of authorized preferred shares can be implemented and have been implemented by some companies in recent years with voting or conversion privileges intended to make acquisition of the Company more difficult or costly. Such an issuance could discourage or limit the stockholders' participation in certain types of transactions that might be proposed (such as a tender offer), whether or not such transactions were favored by the majority of the stockholders, and could enhance the ability of officers and directors to retain their positions.

     In addition, certain of the Company's executive officers that have entered into employment agreements with the Company will be entitled to receive certain bonuses in cash or Common Stock upon a change in control of the Company in such amounts that, in the aggregate, could have an adverse effect on the Company's liquidity and capital resources. Accordingly, such provisions could discourage or prevent bids to takeover the Company and decrease values that would otherwise be obtained by stockholders for their Common Stock.

     The Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of
Section 203 also could have the effect of delaying or preventing a change in control of the Company without further action by the stockholders.

CONTROL BY MANAGEMENT

     Executive officers and directors of the Company as a group beneficially own a significant amount of the outstanding Common Stock. As a result, these existing stockholders, if acting together, will be able to influence significantly the election of individuals to the Board of Directors and the outcome of other matters submitted for stockholder consideration.

VOLATILITY OF STOCK PRICE

     The market price of the Common Stock has been and is likely to continue to be highly volatile. Factors such as fluctuations in the Company's quarterly revenues and operating results, the Company's ongoing acquisition program, governmental regulations, market conditions for waste management stocks in general, and economic conditions generally may have a significant impact on the market price of the Common Stock. In addition, as the Company pursues its acquisition program, it may agree to issue shares of Common Stock that will generally become available for resale which may have an impact on the market price of the Common Stock.

ADDITIONAL RISKS

     In addition to the Risk Factors set forth above, prospective investors in the Common Stock should review the Company's Incorporated Documents, which may contain, in certain instances and from time to time, additional and supplemental information relating to the risks set forth above and/or additional risks to be considered by investors in the Common Stock, including, without limitation, information relating to losses experienced by the Company in particular historical periods, working capital deficits of the Company at particular dates, information relating to pending and recently completed acquisitions, descriptions of new or changed federal or state regulations applicable to the Company, data relating to remediation and other actions taken by the Company, and estimates at various times of the Company's potential liabilities for compliance with environmental laws or in connection with pending litigation, including estimates of closure and post-closure costs.

LACK OF CASH DIVIDENDS ON COMMON STOCK

     The Company does not expect to pay any cash dividends on the Common Stock in the foreseeable future. Any cash otherwise available for such dividends will be reinvested in the Company's business. In addition, the Company's current credit facility agreement prohibits the payment of cash dividends without prior bank approval.

                                USE OF PROCEEDS

     All of the Shares offered hereby are being offered for the account of the Registered Stockholders. The Company will not receive any of the proceeds of the Offering.

                                  THE COMPANY

     Eastern Environmental Services, Inc. is a non-hazardous solid waste management company specializing in the collection, transportation and disposal of residential, industrial, commercial and special waste, principally in the eastern United States. In June 1996, control of the Company was acquired by a group of investors who repositioned the Company for the purpose of implementing an aggressive acquisition program in the solid waste industry.

     The Company believes that significant opportunities exist to acquire solid waste collection, transportation and disposal businesses in the eastern United States and to develop within its existing markets. As part of its acquisition program, the Company reviews acquisition opportunities on an ongoing basis and is currently in various stages of negotiating the acquisition of additional solid waste management businesses. There can be no assurance that any of such acquisition negotiations will result in the actual acquisition of additional solid waste management businesses.

     The Company's principal executive offices are located at 1000 Crawford Place, Suite 400, Mt. Laurel, New Jersey 08054, and its telephone number is
(609) 235-6009.

                            REGISTERED STOCKHOLDERS

     The Warrant and all of the 381,998 Outstanding Shares included in this Prospectus were issued by the Company in connection with acquisitions of solid waste and other businesses since September 1997, and all of the 383,998 Shares are included in this Prospectus pursuant to the exercise of registration rights granted the holders thereof in connection with such acquisitions.

     The following table lists the names of the persons whose Shares are covered by this Prospectus (the "Registered Stockholders"), and for each, the number of Shares beneficially owned at the commencement of the Offering, the number of shares being offered for sale and the number of Shares and percentage interest of the Company to be beneficially owned after the Offering.



                             NUMBER OF SHARES     NUMBER OF        NUMBER OF             SHARES OWNED
                            BENEFICIALLY OWNED   OUTSTANDING     WARRANT SHARES         AFTER OFFERING
                             AT COMMENCEMENT     SHARES BEING         BEING             --------------
  REGISTERED STOCKHOLDERS      OF OFFERING         OFFERED           OFFERED          NUMBER      PERCENT
-------------------------      -----------         -------          ---------         -------------------

Ambrose Hamm                       530,413 (1)     134,263               --          353,608 (7)   1.5

Lillian Hamm                       112,427          37,476               --           74,951        *

Daniel Laratro                     108,334          36,111               --           72,223        *

Deidre Laratro                     108,333          36,111               --           72,222        *

Katherine Caristia                  64,578 (2)      20,820               --           43,052 (8)    *

Keilley Hamm Trust                  61,694          20,565               --           41,129        *

Keith Hamm Trust                    61,694          20,565               --           41,129        *

Jeanette Cascione                  149,747 (3)       9,541               --          138,522 (9)    *

Nicholas Cascione, Jr.             149,668 (4)      11,225               --          138,443 (4)    *

The Nicholas J. Cascione
 Revocable Trust                    25,068 (5)       1,684               --           23,384 (5)    *

Dominick Marzano                    54,422          16,327               --           38,095        *

Carl M. Casagrande, Jr.             28,327          16,327               --           12,000        *

Albert Casagrande                   16,327          16,327               --               --        *

Keilley Strobeck                     2,394             798               --            1,596        *

Keith Hamm                           2,394             798               --            1,596        *

James Caristia, Jr.                  1,413             471               --              942        *

Leah Caristia                        1,413             471               --              942        *

James Caristia Jr. Trust             1,059             353               --              706        *

Leah H. Caristia Trust               1,059             353               --              706        *

Keith Hamm Jr. Trust                 1,059             353               --              706        *

Charles Henry Strobeck Jr. Trust     1,059             353               --              706        *

Krystal Leah Strobeck Trust          1,059             353               --              706        *

Travis John Strobeck Trust           1,059             353               --              706        *

Stephen J. Duskin                       --             --              2,000 (6)         --         *

-------------------

*    Less than 1%
(1) Includes a total of 127,624 shares held in the Keilley Hamm Trust, the Keith Hamm Trust, the Keith Hamm, Jr. Trust, the Charles Henry Strobeck, Jr. Trust, the Travis John Strobeck Trust and the Krystal Leah Strobeck Trust, of which Ambrose Hamm is the sole trustee.
(2) Includes a total of 2,118 shares held in the James Caristia, Jr. Trust and the Leah H. Caristia Trust, of which Katherine Caristia is a trustee.
(3) Includes 25,068 shares beneficially held by the Nicholas J. Cascione Revocable Trust, of which Jeanette Cascione is the sole trustee. Also includes 8,500 shares issuable upon exercise of warrants, all of which have vested.
(4) Includes 10,000 shares issuable upon exercise of warrants, all of which have vested.
(5) Includes 1,500 shares issuable upon exercise of warrants, all of which have vested.
(6) Represents 2,000 shares of Common Stock issuable upon exercise of a warrant. Fifty percent of the shares underlying the warrant vest on August 21, 1998. The remaining 1,000 shares will vest on August 21, 1999.
(7) Includes a total of 85,082 shares that will be held in the Keilley Hamm Trust, the Keith Hamm Trust, the Keith Hamm, Jr. Trust, the Charles Henry Strobeck, Jr. Trust, the Travis John Strobeck Trust and the Krystal Leah Strobeck Trust, of which Ambrose Hamm is the sole trustee, after the Offering.
(8) Includes a total of 1,412 shares that will be held in the James Caristia, Jr. Trust and the Leah H. Caristia Trust, of which Katherine Caristia is a trustee, after the Offering.
(9) Includes 23,384 shares that will be beneficially held by the Nicholas J. Cascione Revocable Trust, of which Jeanette Cascione is the sole trustee, after the Offering. Also includes 8,500 shares issuable upon exercise of warrants, all of which have vested.

                              PLAN OF DISTRIBUTION

     The Shares may be sold from time to time to purchasers directly by any of the Registered Stockholders, or, alternatively, any of the Registered Stockholders may from time to time offer the Shares through dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from a Registered Stockholder and/or the purchasers of the Shares for whom they may act as agent. Any discounts, commissions or concessions received by any such dealers or agents and any profits on the sale of Shares by them may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, at varying prices determined at the time of sale, or at negotiated prices. Such prices will be determined by a Registered Stockholder or by agreement between a Registered Stockholder and/or dealers. The Shares are listed on the Nasdaq National Market and may be sold in transactions on the Nasdaq National Market. In addition, the Shares may be sold, to the extent permitted, from time to time in transactions effected in accordance with the provisions of Rule 144 under the Securities Act.

     In connection with the offer and sale of the Shares, various state securities laws and regulations require that any such offer and sale should be made only through the use of a broker-dealer registered as such in any state where a Registered Stockholder engages such broker-dealer and in any state where such broker-dealer intends to offer and sell the Shares.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may not bid for or purchase the Shares until after such person has completed his or her participation in such distribution, including the period of five business days prior to the commencement of such distribution. In addition to and without limiting the foregoing, the Registered Stockholders and any other person participating in such distribution will be subject to other applicable provisions of the Exchange Act and the Rules and Regulations thereunder, including without limitation Regulation M, which provisions may affect the timing of purchases and sales of any of the Shares by the Registered Stockholders and any such other person. All of the foregoing may affect the marketability of the Shares and the ability of any person or entity to engage in market-making activities with respect to the Shares.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania, counsel for the Company.

                                    EXPERTS

     The consolidated financial statements of the Company as of June 30, 1997 and 1996 and for each of the three years in the period ended June 30, 1997 appearing in the Company's Current Report on Form 8-K (dated February 27, 1998), which are incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference herein which, as to each of the two years in the period ended June 30, 1996, is based in part on the reports of Bardall, Weintraub P.C. and Paternostro, Callahan & DePreitas, LLP, independent auditors. Such financial statements are incorporated by reference herein in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     The combined financial statements of Allied Environmental Services, Inc. and affiliates as of and for the period ended June 30, 1996 and 1995 and at and for the years then ended appearing in the Company's Current Report on Form 8-K dated July 2, 1996, as amended by its Form 8-K/A dated July 10, 1997, which are incorporated by reference herein, have been audited by BDO Seidman LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of Allied Environmental Services, Inc., Allied Environmental Services, West, Inc., Allied Mid-Atlantic, Inc. and Allied Waste Management, Inc. as of and for the period ended June 30, 1994 and at and for the year then ended appearing in the Company's Current Report on Form 8-K dated July 2, 1996, as amended by its Form 8-K/A dated July 10, 1997, which are incorporated by reference herein, have been audited by B.J. Klinger & Co., P.C., independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of Super Kwik, Inc. and Waste Maintenance Services, Inc. appearing in the Company's Current Report on Form 8-K dated September 27, 1996, as amended by its Form 8-K/A dated July 10, 1997, which are incorporated by reference herein, have been audited by Bardall, Weintraub P.C., independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of R&A Bender, Inc. and R&A Property, Ltd. appearing in the Company's Current Report on Form 8-K dated December 10, 1996, as amended by its Form 8-K/A dated July 10, 1997, which are incorporated by reference herein, have been audited by Boyer & Ritter, CPAs, independent auditors, as set forth in their reports thereon included therein and incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of Donno Company, Inc. and affiliates appearing in the Company's Current Report on Form 8-K dated January 31, 1997, as amended by its Form 8-K/A dated July 10, 1997, which are incorporated by reference herein, have been audited by Paternostro, Callahan & DeFreitas, LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Apex Waste Services, Inc. appearing in the Company's Current Report on Form 8-K dated March 31, 1997, as amended by its Form 8-K/A dated July 10, 1997, which are incorporated by reference herein, have been audited by Daniel P. Irwin & Associates, P.C., independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of Waste Services, Inc. and affiliates at December 31, 1996 and for the year then ended appearing in the Company's Current Report on Form 8-K dated May 12, 1997, as amended by its Forms 8-K/A dated July 11, 1997 and July 25, 1997, which are incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Pappy, Inc. as of October 31, 1996 and 1995 and for the years then ended appearing in the Company's Current Report on Form 8-K dated August 15, 1997, as amended by its Form 8-K/A filed October 10, 1997, which are incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference herein.

Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Soil Rednediation of Philadelphia, Inc. and USA Waste of Fairless Hills, Inc. appearing in the Company's Current Report on Form 8-K dated August 20, 1997 as amended by its Form 8-K/A dated November 3, 1997, which are incorporated by reference herein, have been audited by Daniel P. Irwin & Associates, P.C., independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such financial Statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Pine Grove, Inc. appearing in the Company's Current Report on Form 8-K dated December 1, 1997 as amended by its Form 8-K/A dated February 17, 1998, which are incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              -------------------

       NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                           --------------------------



                               TABLE OF CONTENTS

                                                           PAGE
                                                           ----
Available Information......................................   2
Incorporation of Certain Documents By Reference............   2
Risk Factors...............................................   4
Use of Proceeds............................................  17
The Company................................................  17
Registered Stockholders....................................  18
Plan of Distribution.......................................  19
Legal Matters..............................................  19
Experts....................................................  19





                                383,998 SHARES

                                 Common Stock

                     EASTERN ENVIRONMENTAL SERVICES, INC.

                             --------------------


                                  PROSPECTUS

                                MARCH __, 1998

                             --------------------

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses payable by the Registrant in connection with this Registration Statement.

     Securities and Exchange Commission Registration Fee..   $ 2,740
     Legal Fees and Expenses..............................    25,000
     Accounting Fees and Expenses.........................    10,000
     Printing Fees and Expenses...........................     6,000
     Miscellaneous Expenses...............................     2,500
                                                             -------
     Total................................................   $46,240
                                                             =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as the Company, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In the case of an action by or in the right of the corporation, a Delaware corporation may indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

     Article Tenth, Paragraph (a) of the Certificate of Incorporation of the Company provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another company or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether or not the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the DGCL permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Such indemnification continues as to a person who has ceased to be a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent and inures to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in Paragraph (b) of the Article Tenth (described below), the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors of the Company. Article Tenth, Paragraph (a) further provides that such right to indemnification shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the DGCL requires, the payment of such expenses incurred by a director or officer (in his or her capacity as a director or officer and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the Certificate of Incorporation or otherwise. The Company may, by action of its Board of Directors, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors and officers. The foregoing right to indemnification and advancement of expenses is not exclusive.

     Article Tenth, Paragraph (b) of the Certificate of Incorporation provides further that if a claim described under Paragraph (a) of Article Tenth is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful, in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the claimant has not met the standards of conduct that make it permissible under the DGCL for the Company to indemnify the claimant for the amount claimed, but the burden of providing such defense shall be on the Company. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Company (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard or conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

     As permitted by Article Tenth of the Certificate of Incorporation and
Section 145(g) of the DGCL, the directors and officers of the Company and its subsidiaries are covered by policies of insurance under which they are insured, within limits and subject to certain limitations, against certain expenses in connection with the defense of actions, suits or proceedings and certain liabilities that might be imposed as a result of such actions, suits or proceedings, in which they are parties by reason of being or having been directors or officers; the Company is similarly insured, with respect to certain payments it might be required to make to its directors or officers under the applicable statutes and its charter provisions. The Company has also entered into indemnification agreements with certain of its directors and officers.

     The Company is also indemnified against certain liabilities, including liabilities under the Securities Exchange Act of 1934, or will contribute payments that the certain underwriters may be required to make in respect thereof, in an underwriting agreement executed in connection with the public offering of 5,175,000 shares of Common Stock of the Company under a Registration Statement on Form S-3 (File No. 333-27245) filed by the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)  EXHIBITS:

Exhibit
Number    Description
-------   -----------
5         Opinion of Drinker Biddle & Reath LLP
23.8      Consent of Drinker Biddle & Reath LLP (included in Exhibit 5 Opinion)
_____________

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mt. Laurel, New Jersey on March 9, 1998.

                            EASTERN ENVIRONMENTAL SERVICES,INC.

                            By: /s/Louis D. Paolino, Jr.
                               ---------------------------------------
                               Louis D. Paolino, Jr.
                               Chairman of the Board and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities indicated, on March 9, 1998.


        SIGNATURE                  TITLE                   DATE
--------------------------  -----------------------------  ----
/s/ Louis D. Paolino, Jr.   Chairman of the                 March 9, 1998
--------------------------  Board and Chief
Louis D. Paolino, Jr.       Executive Officer
                            (Principal Executive Officer)

/s/ Gregory M. Krzemien     Chief Financial                 March 9, 1998
--------------------------  Officer and
Gregory M. Krzemien         Treasurer
                            (Principal Financial Officer)

/s/ Ronald Pirollo          Controller                      March 9, 1998
--------------------------
Ronald Pirollo

George O. Moorehead*        Director                        March 9, 1998
--------------------------
George O. Moorehead

Kenneth C. Leung*           Director                        March 9, 1998
--------------------------
Kenneth C. Leung

--------------------
*Gregory M. Krzemien, pursuant to a Power of Attorney executed by each of the directors and officers noted above and included in the signature page of the initial filing of this Registration Statement, by signing his name hereto, does hereby sign and execute this Amendment No. 1 to Registration Statement on behalf of the persons noted above, in the capacities indicated, and does hereby sign and execute this Amendment No. 1 to Registration Statement on his own behalf, in the capacity indicated.

                                                       /s/ Gregory M. Krzemien
                                                       -------------------------
                                                       Gregory M. Krzemien

                                 EXHIBIT INDEX
                                 -------------


EXHIBIT
NUMBER          DESCRIPTION
-------         -----------
 5              Opinion of Drinker Biddle & Reath LLP